Exhibit 99.4

TD Bank Group Reports First Quarter 2022 Results Earnings News Release • Three months ended January 31, 2022

This quarterly Earnings News Release should be read in conjunction with the Bank’s unaudited first quarter 2022 Report to Shareholders for the three months ended January 31, 2022, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated March 2, 2022. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been revised to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted results are non-GAAP financial measures. For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter last year:

•	Reported diluted earnings per share were $2.02, compared with $1.77.
•	Adjusted diluted earnings per share were $2.08, compared with $1.83.
•	Reported net income was $3,733 million, compared with $3,277 million.
•	Adjusted net income was $3,833 million, compared with $3,380 million.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The first quarter reported earnings figures included the following items of note:

•	Amortization of acquired intangibles of $67 million ($59 million after-tax or 3 cents per share), compared with $74 million ($65 million after-tax or 4 cents per share) in the first quarter last year.
•

Acquisition and integration charges related to the Schwab transaction of $50 million ($41 million after-tax or 2 cents per share), compared with $38 million ($38 million after-tax or 2 cents per share) in the first quarter last year.

TORONTO, March 3, 2022 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the first quarter ended January 31, 2022. Reported earnings were $3.7 billion, up 14% compared with the first quarter last year, and adjusted earnings were $3.8 billion, up 13%.

“TD started the year strong, delivering revenue growth across all our business segments as customer activity gained additional momentum,” said Bharat Masrani, Group President and CEO, TD Bank Group. “With a focus on growth, we continue to make investments in technology and new capabilities, positioning us well to meet our customers’ and clients’ evolving needs.”

“I am also pleased to have announced our deal with First Horizon earlier this week. A bold acceleration of our U.S. strategy to acquire a premier regional bank, with a strong presence in highly attractive markets across the U.S. Southeast – a terrific strategic fit for TD,” added Masrani.

Canadian Retail saw continued strength in client activity, volumes and revenue

Canadian Retail net income was $2,254 million, an increase of 11% compared with the first quarter last year. The increase in earnings reflects record revenue and lower provisions for credit losses (PCL), partially offset by higher non-interest expenses. Revenue increased 6%, reflecting strong non-interest income growth across all lines of business and momentum in loan and deposit volumes. Expenses increased 8%, reflecting investments to support business growth, and volume driven expenses including higher variable compensation. PCL decreased by $109 million from the first quarter last year, reflecting lower impaired PCL and a higher recovery in performing PCL.

Canadian Retail started the year with good momentum, delivering record revenue performance in the Personal and Commercial Bank, supported by increased customer activity. In Wealth, net asset growth and mutual fund sales balanced the impact of trading volume normalization and delivered revenue growth for the business. Forward-focused innovations continued to support customers in building financial confidence, including expanding the New to Canada bundle to include 12 months of free international transfers via the TD Global Transfers platform and the launch of TD Easy TradeTM, a new mobile trading app from TD Direct Investing, with no minimum balance or monthly fees and 50 free stock trades per client, per year.

Strong recovery continued across U.S. Retail

U.S. Retail net income was $1,272 million (US$1,006 million), an increase of 27% (30% in U.S. dollars) compared with the first quarter last year. The Bank’s investment in The Charles Schwab Corporation (Schwab) contributed $252 million (US$200 million) in earnings, an increase of 21% (24% in U.S. Dollars) compared with the first quarter last year.

The U.S. Retail Bank, which excludes the Bank’s investment in Schwab, reported net income of $1,020 million (US$806 million), an increase of 29% (31% in U.S. dollars) from the first quarter last year, primarily reflecting higher revenue and lower PCL. Revenue increased 4% (6% in U.S. dollars), reflecting higher deposit volumes and margins, increased earnings on the investment portfolio and higher fee income, partially offset by lower loan margins. PCL was $21 million (US$17 million), lower by $114 million (US$86 million) from the same quarter last year, reflecting lower impaired and performing PCL. Expenses decreased 5% (4% in U.S. dollars), reflecting store optimization costs incurred in the prior year, which more than offset investments made in the business in the current quarter. The U.S. Retail Bank continued to provide ongoing support to help small business customers process loan forgiveness through the Paycheck Protection Program (PPP), while assisting mortgage, credit card and middle-market customers with their credit needs.

The U.S. Retail Bank continued to invest in deepening customer experiences, building stronger communities and supporting colleagues. Enhancements to the TD Mobile app now provide debit card customers with the ability to easily request a digitally issued replacement once a card is reported lost, stolen or damaged. The Double UpSM Credit Card, added to the TD credit card suite last spring, became the primary driver of new Bankcard accounts, having added 98,000 accounts by quarter end. The Essential Banking deposit account, designed to provide better banking access to underserved communities, has resulted in 44,000 accounts since its official launch last August, helping to meet the needs of more customers, in more communities. TD Bank, America’s Most Convenient Bank® opened its New York City flagship store, One Vanderbilt, serving as the largest store in TD’s U.S. footprint, providing customers greater convenience and accessibility.

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Strong Wholesale Banking performance in Q1

Wholesale Banking reported net income of $434 million this quarter, a decrease of 1% compared to the first quarter last year, reflecting higher revenue, lower PCL and higher non-interest expenses. PCL for the quarter was a recovery of $5 million, compared to a $20 million provision in the first quarter last year, reflecting lower levels of both performing and impaired PCL.

Wholesale Banking delivered a strong performance while investing for future growth. During the first quarter, TD Securities continued to demonstrate its advisory and financing capabilities in sustainable finance by helping to structure and underwrite more than $12.5 billion of Green, Social and Sustainability-Linked Bonds, $24 billion of Sustainability-Linked Loans and delivering on notable advisory mandates.

Capital

TD’s Common Equity Tier 1 Capital ratio was 15.2%1.

Conclusion

“Overall, this was a strong quarter for the Bank and as we look ahead, we remain focused on the opportunities to grow our business and deepen relationships with our customers,” added Masrani. “I want to thank our 90,000 colleagues around the world who continue to deliver on our purpose to enrich the lives of our customers, colleagues and communities each and every day.”

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”.

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2021 MD&A”) in the Bank’s 2021 Annual Report under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, under the headings “Key Priorities for 2022” and “Operating Environment and Outlook” for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, and under the heading “Focus for 2022” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2022 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, the Bank’s anticipated financial performance, and the potential economic, financial and other impacts of the Coronavirus Disease 2019 (COVID-19). Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include the economic, financial, and other impacts of pandemics, including the COVID-19 pandemic; general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks or data security breaches) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud activity; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization “bail-in” regime; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk (including climate change); and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2021 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Pending Acquisition” or “Significant and Subsequent Events and Pending Acquisitions” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2021 MD&A under the headings “Economic Summary and Outlook” and “The Bank’s Response to COVID-19”, under the headings “Key Priorities for 2022” and “Operating Environment and Outlook” for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, and under the heading “Focus for 2022” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

[1]	This measure has been included in this document in accordance with OSFI’s Capital Adequacy Requirements guideline.

TD BANK GROUP • FIRST QUARTER 2022 • EARNINGS NEWS RELEASE	Page 2

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2022	October 31 2021	January 31 2021
Results of operations
Total revenue – reported	$11,281	$10,941	$10,812
Total revenue – adjusted[1]	11,281	10,941	10,812
Provision for (recovery of) credit losses	72	(123)	313
Insurance claims and related expenses	756	650	780
Non-interest expenses – reported	5,967	5,947	5,784
Non-interest expenses – adjusted[1]	5,897	5,898	5,744
Net income – reported	3,733	3,781	3,277

Net income – adjusted[1]	3,833	3,866	3,380
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$743.6	$722.6	$706.0
Total assets	1,778.6	1,728.7	1,735.6
Total deposits	1,159.5	1,125.1	1,139.2
Total equity	102.0	99.8	95.4

Total risk-weighted assets[2]	470.9	460.3	467.2
Financial ratios
Return on common equity (ROE) – reported[3]	15.3%	15.7%	14.3%
Return on common equity – adjusted[1]	15.7	16.1	14.7
Return on tangible common equity (ROTCE)[1]	20.6	21.3	19.9
Return on tangible common equity – adjusted[1]	20.8	21.4	20.1
Efficiency ratio – reported[3]	52.9	54.4	53.5
Efficiency ratio – adjusted[1,3]	52.3	53.9	53.1

Provision for (recovery of) credit losses as a % of net average loans and acceptances	0.04	(0.07)	0.17
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$2.03	$2.04	$1.77
Diluted	2.02	2.04	1.77
Dividends per share	0.89	0.79	0.79
Book value per share[3]	53.00	51.66	49.44
Closing share price[4]	101.81	89.84	72.46
Shares outstanding (millions)
Average basic	1,820.5	1,820.5	1,814.2
Average diluted	1,824.1	1,823.2	1,815.8
End of period	1,816.5	1,822.0	1,816.0
Market capitalization (billions of Canadian dollars)	$184.9	$163.7	$131.6
Dividend yield[3]	3.7%	3.7%	4.5%
Dividend payout ratio[3]	44.0	38.7	44.6
Price-earnings ratio[3]	12.8	11.6	11.0

Total shareholder return (1 year)[3]	45.8	58.9	4.1
Common share information – adjusted (Canadian dollars)[1,3]
Per share earnings
Basic	$2.08	$2.09	$1.83
Diluted	2.08	2.09	1.83
Dividend payout ratio	42.8%	37.8%	43.2%

Price-earnings ratio	12.5	11.3	13.1
Capital ratios[2]
Common Equity Tier 1 Capital ratio	15.2%	15.2%	13.6%
Tier 1 Capital ratio	16.3	16.5	14.8
Total Capital ratio	19.0	19.1	17.4
Leverage ratio	4.4	4.8	4.5
TLAC ratio	28.6	28.3	23.8

TLAC Leverage ratio	7.6	8.2	7.2

[1]

The Toronto-Dominion Bank (“TD” or the “Bank”) prepares its unaudited Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported results. Refer to the “How We Performed” section of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

[2]

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements (CAR), Leverage Requirements, and Total Loss Absorbing Capacity (TLAC) guidelines. Refer to the “Capital Position” section in the first quarter of 2022 MD&A for further details.

[3]	For additional information about this metric, refer to the Glossary in the first quarter of 2022 MD&A, which is incorporated by reference.
[4]	Toronto Stock Exchange (TSX) closing market price.

PENDING ACQUISITION

Acquisition of First Horizon Corporation

On February 28, 2022, the Bank and First Horizon Corporation (“First Horizon”) announced a definitive agreement for the Bank to acquire First Horizon in an all-cash transaction valued at US$13.4 billion, or US$25.00 for each common share of First Horizon. In connection with this transaction, the Bank has invested US$494 million in non-voting First Horizon preferred stock (convertible in certain circumstances into up to 4.9% of First Horizon’s common stock). The transaction is expected to close in the first quarter of fiscal 2023, and is subject to customary closing conditions, including approvals from First Horizon’s shareholders and U.S. and Canadian regulatory authorities. The results of the acquired business will be consolidated by the Bank from the closing date and reported in the U.S. Retail segment.

If the transaction does not close prior to November 27, 2022, First Horizon shareholders will receive, at closing, an additional US$0.65 per share on an annualized basis for the period from November 27, 2022 through the day immediately prior to the closing. Either party will have the right to terminate the agreement if the transaction has not closed by February 27, 2023 (the “outside date”), subject to the right of either party (under certain conditions) to extend the outside date to May 27, 2023.

Concurrent with the announcement, the automatic share purchase plan established under the Bank’s NCIB automatically terminated pursuant to its terms. The NCIB remains in effect on the same terms and subject to the same restrictions as previously disclosed.

TD BANK GROUP • FIRST QUARTER 2022 • EARNINGS NEWS RELEASE	Page 3

HOW WE PERFORMED

HOW THE BANK REPORTS

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results.

Non-GAAP and Other Financial Measures

In addition to reported results, the Bank also presents certain financial measures, including non-GAAP financial measures that are historical, non-GAAP ratios, supplementary financial measures and capital management measures, to assess its results. Non-GAAP financial measures, such as “adjusted” results, are utilized to assess the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported results. Items of note are items which management does not believe are indicative of underlying business performance and are disclosed in Table 3. Non-GAAP ratios include a non-GAAP financial measure as one or more of its components. Examples of non-GAAP ratios include adjusted basic and diluted earnings per share (EPS), adjusted dividend payout ratio, adjusted efficiency ratio, and adjusted effective income tax rate. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank’s performance. Non-GAAP financial measures and non-GAAP ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Supplementary financial measures depict the Bank’s financial performance and position, and capital management measures depict the Bank’s capital position, and both are explained in this document where they first appear.

U.S. Strategic Cards

The Bank’s U.S. strategic cards portfolio is comprised of agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and PCL related to these portfolios in the Bank’s Interim Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate’s reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

Investment in The Charles Schwab Corporation

On October 6, 2020, the Bank acquired an approximately 13.5% stake in Schwab following the completion of Schwab’s acquisition of TD Ameritrade (“Schwab transaction”). For further details, refer to Note 7 of the first quarter of 2022 Interim Consolidated Financial Statements. The Bank accounts for its investment in Schwab using the equity method and reports its after-tax share of Schwab’s earnings with a one-month lag. The U.S. Retail segment reflects the Bank’s share of net income from its investment in Schwab. The Corporate segment net income (loss) includes amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	For the three months ended
	January 31 2022	October 31 2021	January 31 2021
Net interest income	$6,302	$6,262	$6,030

Non-interest income	4,979	4,679	4,782
Total revenue	11,281	10,941	10,812
Provision for (recovery of) credit losses	72	(123)	313
Insurance claims and related expenses	756	650	780

Non-interest expenses	5,967	5,947	5,784
Income before income taxes and share of net income from investment in Schwab	4,486	4,467	3,935
Provision for (recovery of) income taxes	984	910	827

Share of net income from investment in Schwab	231	224	169
Net income – reported	3,733	3,781	3,277

Preferred dividends and distributions on other equity instruments	43	63	65
Net income available to common shareholders	$3,690	$3,718	$3,212

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The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	For the three months ended
	January 31 2022	October 31 2021	January 31 2021
Operating results – adjusted
Net interest income	$6,302	$6,262	$6,030

Non-interest income	4,979	4,679	4,782
Total revenue	11,281	10,941	10,812
Provision for (recovery of) credit losses	72	(123)	313
Insurance claims and related expenses	756	650	780

Non-interest expenses[1]	5,897	5,898	5,744
Income before income taxes and share of net income from investment in Schwab	4,556	4,516	3,975
Provision for (recovery of) income taxes	1,001	921	836

Share of net income from investment in Schwab[2]	278	271	241
Net income – adjusted	3,833	3,866	3,380

Preferred dividends and distributions on other equity instruments	43	63	65
Net income available to common shareholders – adjusted	3,790	3,803	3,315
Pre-tax adjustments for items of note
Amortization of acquired intangibles[3]	(67)	(74)	(74)
Acquisition and integration charges related to the Schwab transaction[4]	(50)	(22)	(38)
Less: Impact of income taxes
Amortization of acquired intangibles	(8)	(9)	(9)
Acquisition and integration charges related to the Schwab transaction[4]	(9)	(2)	–
Total adjustments for items of note	(100)	(85)	(103)
Net income available to common shareholders – reported	$3,690	$3,718	$3,212

[1]	Adjusted non-interest expenses exclude the following items of note related to the Bank’s own asset acquisitions and business combinations reported in the Corporate segment:
i.	Amortization of acquired intangibles – Q1 2022: $33 million, Q4 2021: $40 million, Q1 2021: $39 million.
ii.	The Bank’s own integration and acquisition costs related to the Schwab transaction – Q1 2022: $37 million, Q4 2021: $9 million, Q1 2021: $1 million.

[2]	Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of both items is reported in the Corporate segment:
i.	Amortization of Schwab-related acquired intangibles – Q1 2022: $34 million, Q4 2021: $34 million; Q1 2021: $35 million; and
ii.	The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q1 2022: $13 million, Q4 2021: $13 million, Q1 2021: $37 million.

[3]

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 1 and 2 for amounts.

[4]

Acquisition and integration charges related to the Schwab transaction include the Bank’s own integration and acquisition costs, as well as the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax basis, both reported in the Corporate segment. Refer to footnotes 1 and 2 for amounts.

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE1

(Canadian dollars)	For the three months ended
	January 31 2022	October 31 2021	January 31 2021
Basic earnings per share – reported	$2.03	$2.04	$1.77

Adjustments for items of note	0.05	0.05	0.06
Basic earnings per share – adjusted	$2.08	$2.09	$1.83

Diluted earnings per share – reported	$2.02	$2.04	$1.77

Adjustments for items of note	0.05	0.05	0.06
Diluted earnings per share – adjusted	$2.08	$2.09	$1.83

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.

Return on Common Equity

The consolidated Bank ROE is calculated as reported net income available to common shareholders as a percentage of average common equity. The consolidated Bank adjusted ROE is calculated as adjusted net income available to common shareholders as a percentage of average common equity. Adjusted ROE is a non-GAAP financial ratio and can be utilized in assessing the Bank’s use of equity.

ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments increased to 10.5% Common Equity Tier 1 (CET1) Capital in the first quarter of 2022, compared with 9% in fiscal 2021.

TABLE 5:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2022	October 31 2021	January 31 2021

Average common equity	$95,829	$93,936	$89,211
Net income available to common shareholders – reported	3,690	3,718	3,212

Items of note, net of income taxes	100	85	103

Net income available to common shareholders – adjusted	$3,790	$3,803	$3,315
Return on common equity – reported	15.3%	15.7%	14.3%
Return on common equity – adjusted	15.7	16.1	14.7

TD BANK GROUP • FIRST QUARTER 2022 • EARNINGS NEWS RELEASE	Page 5

Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. TCE, ROTCE, and adjusted ROTCE can be utilized in assessing the Bank’s use of equity. TCE is a non-GAAP financial measure, and ROTCE and adjusted ROTCE are non-GAAP ratios.

TABLE 6:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2022	October 31 2021	January 31 2021

Average common equity	$95,829	$93,936	$89,211
Average goodwill	16,519	16,408	16,743
Average imputed goodwill and intangibles on investments in Schwab	6,585	6,570	6,903
Average other acquired intangibles[1]	526	565	407

Average related deferred tax liabilities	(172)	(173)	(173)
Average tangible common equity	72,371	70,566	65,331
Net income available to common shareholders – reported	3,690	3,718	3,212

Amortization of acquired intangibles, net of income taxes	59	65	65
Net income available to common shareholders adjusted for amortization of acquired intangibles, net of income taxes	3,749	3,783	3,277

Other items of note, net of income taxes	41	20	38
Net income available to common shareholders – adjusted	$3,790	$3,803	$3,315
Return on tangible common equity	20.6%	21.3%	19.9%
Return on tangible common equity – adjusted	20.8	21.4	20.1

[1]	Excludes intangibles relating to software and asset servicing rights.

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in Schwab; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the “How We Performed” section of this document, the “Business Focus” section in the Bank’s 2021 MD&A, and Note 29 of the Bank’s Consolidated Financial Statements for the year ended October 31, 2021.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking’s results are reversed in the Corporate segment. The TEB adjustment for the quarter was $38 million, compared with $36 million in the prior quarter and $42 million in the first quarter last year.

Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.

TABLE 7:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2022	October 31 2021	January 31 2021
Net interest income	$3,085	$3,062	$2,978

Non-interest income	3,633	3,458	3,367
Total revenue	6,718	6,520	6,345
Provision for (recovery of) credit losses – impaired	150	140	167

Provision for (recovery of) credit losses – performing	(117)	(87)	(25)
Total provision for (recovery of) credit losses	33	53	142
Insurance claims and related expenses	756	650	780
Non-interest expenses	2,869	2,912	2,654

Provision for (recovery of) income taxes	806	768	732
Net income	$2,254	$2,137	$2,037

Selected volumes and ratios
Return on common equity[1]	44.8%	47.7%	46.0%
Net interest margin (including on securitized assets)[2]	2.53	2.57	2.65

Efficiency ratio	42.7	44.7	41.8
Assets under administration (billions of Canadian dollars)[3]	$557	$557	$484

Assets under management (billions of Canadian dollars)[3]	429	427	380
Number of Canadian retail branches	1,062	1,061	1,087

Average number of full-time equivalent staff	42,952	42,205	40,714

[1]	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective the first quarter of fiscal 2022 compared with 9% in the prior year.
[2]

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document and the Glossary in the first quarter of 2022 MD&A, which is incorporated by reference, for additional information about these metrics.

[3]	For additional information about this metric, refer to the Glossary in the first quarter of 2022 MD&A, which is incorporated by reference.

TD BANK GROUP • FIRST QUARTER 2022 • EARNINGS NEWS RELEASE	Page 6

Quarterly comparison – Q1 2022 vs. Q1 2021

Canadian Retail net income for the quarter was $2,254 million, an increase of $217 million, or 11%, compared with the first quarter last year, reflecting higher revenue and lower PCL, partially offset by higher non-interest expenses. The annualized ROE for the quarter was 44.8%, compared with 46.0% in the first quarter last year.

Canadian Retail revenue is derived from the personal and business banking, wealth, and insurance businesses. Revenue for the quarter was $6,718 million, an increase of $373 million, or 6%, compared with the first quarter last year.

Net interest income was $3,085 million, an increase of $107 million, or 4%, compared with the first quarter last year, reflecting volume growth, partially offset by lower margins. Average loan volumes increased $40 billion, or 9%, reflecting 8% growth in personal loans and 14% growth in business loans. Average deposit volumes increased $40 billion, or 9%, reflecting 7% growth in personal deposits, 13% growth in business deposits, and 9% growth in wealth deposits. Net interest margin was 2.53%, a decrease of 12 bps, reflecting changes to balance sheet mix, lower margins on loans, and lower mortgage prepayment revenue.

Non-interest income was $3,633 million, an increase of $266 million, or 8%, reflecting higher fee-based revenue in the banking and wealth businesses, and higher insurance volumes, partially offset by a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims, and lower transaction revenue in the wealth business.

Assets under administration (AUA) were $557 billion as at January 31, 2022, an increase of $73 billion, or 15%, and assets under management (AUM) were $429 billion as at January 31, 2022, an increase of $49 billion, or 13%, compared with the first quarter last year, both reflecting market appreciation and net asset growth.

PCL was $33 million, a decrease of $109 million, compared with the first quarter last year. PCL – impaired for the quarter was $150 million, a decrease of $17 million, or 10%. PCL – performing was a recovery of $117 million, compared with a recovery of $25 million in the prior year, reflecting improved credit conditions, including a more favourable economic outlook. Total PCL as an annualized percentage of credit volume was 0.03%, a decrease of 9 bps compared with the first quarter last year.

Insurance claims and related expenses for the quarter were $756 million, a decrease of $24 million, or 3%, compared with the first quarter last year reflecting a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in non-interest income, partially offset by more severe weather-related events.

Non-interest expenses for the quarter were $2,869 million, an increase of $215 million, or 8%, compared with the first quarter last year, reflecting higher spend supporting business growth, including technology and marketing costs, higher employee-related expenses and variable compensation.

The efficiency ratio for the quarter was 42.7%, compared with 41.8% in the first quarter last year.

Quarterly comparison – Q1 2022 vs. Q4 2021

Canadian Retail net income for the quarter was $2,254 million, an increase of $117 million, or 5%, compared with the prior quarter, reflecting higher revenue and lower non-interest expenses, partially offset by higher insurance claims. The annualized ROE for the quarter was 44.8%, compared with 47.7%, in the prior quarter.

Revenue increased $198 million, or 3%, compared with the prior quarter. Net interest income increased $23 million, or 1%. Average loan volumes increased $11 billion, or 2%, reflecting 2% growth in personal loans and 3% growth in business loans. Average deposit volumes increased $8 billion, or 2%, reflecting 1% growth in personal deposits, 2% growth in business deposits, and a 3% increase in wealth deposits. Net interest margin was 2.53%, a decrease of 4 bps, primarily reflecting lower margins on loans.

Non-interest income increased $175 million, or 5%, reflecting prior quarter premium rebates for customers in the insurance business, higher transaction and fee-based revenue in the wealth business, and higher fee-based revenue in the banking businesses.

AUA and AUM, were relatively flat compared with the prior quarter.

PCL was $33 million, a decrease of $20 million, compared with the prior quarter. PCL – impaired increased $10 million, or 7%. PCL – performing was a recovery of $117 million compared with a recovery of $87 million in the prior quarter. The performing release this quarter reflects a more favourable economic outlook. Total PCL as an annualized percentage of credit volume was 0.03%, a decrease of 1 basis point.

Insurance claims and related expenses for the quarter increased $106 million, or 16%, compared with the prior quarter, reflecting higher current year claims, less favourable prior years’ claims development and more severe weather-related events.

Non-interest expenses decreased $43 million, or 1%, compared with the prior quarter reflecting lower technology and marketing costs.

The efficiency ratio was 42.7%, compared with 44.7%, in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2022 • EARNINGS NEWS RELEASE	Page 7

TABLE 8:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended
Canadian Dollars	January 31 2022	October 31 2021	January 31 2021
Net interest income	$2,115	$2,103	$2,031

Non-interest income	671	677	653
Total revenue	2,786	2,780	2,684
Provision for (recovery of) credit losses – impaired	125	68	190

Provision for (recovery of) credit losses – performing	(104)	(144)	(55)
Total provision for (recovery of) credit losses	21	(76)	135
Non-interest expenses	1,597	1,617	1,688

Provision for (recovery of) income taxes	148	111	70
U.S. Retail Bank net income	1,020	1,128	791

Share of net income from investment in Schwab[1,2]	252	246	209
Net income	$1,272	$1,374	$1,000

U.S. Dollars
Net interest income	$1,671	$1,673	$1,579

Non-interest income	530	539	507
Total revenue	2,201	2,212	2,086
Provision for (recovery of) credit losses – impaired	99	53	147

Provision for (recovery of) credit losses – performing	(82)	(115)	(44)
Total provision for (recovery of) credit losses	17	(62)	103
Non-interest expenses	1,261	1,288	1,313

Provision for (recovery of) income taxes	117	89	55
U.S. Retail Bank net income	806	897	615

Share of net income from investment in Schwab[1,2]	200	195	161
Net income	$1,006	$1,092	$776

Selected volumes and ratios
Return on common equity[3]	12.6%	14.5%	9.8%
Net interest margin[4]	2.21	2.21	2.24

Efficiency ratio	57.3	58.2	62.9
Assets under administration (billions of U.S. dollars)	$32	$30	$26

Assets under management (billions of U.S. dollars)	40	41	43
Number of U.S. retail stores	1,152	1,148	1,223

Average number of full-time equivalent staff	24,922	24,771	26,333

[1]	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 7 of the Bank’s first quarter 2022 Interim Consolidated Financial Statements for further details.
[2]	The after-tax amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition are recorded in the Corporate segment.
[3]	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective the first quarter of fiscal 2022 compared with 9% in the prior year.
[4]

Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures. For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.

Quarterly comparison – Q1 2022 vs. Q1 2021

U.S. Retail net income for the quarter was $1,272 million (US$1,006 million), an increase of $272 million (US$230 million), or 27% (30% in U.S. dollars) compared with the first quarter last year. The annualized ROE for the quarter was 12.6%, compared with 9.8%, in the first quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Net income for the quarter from the U.S. Retail Bank and the Bank’s investment in Schwab was $1,020 million (US$806 million) and $252 million (US$200 million), respectively.

The contribution from Schwab of US$200 million increased US$39 million, or 24%, compared with the contribution in the first quarter last year, primarily reflecting higher net interest revenue.

U.S. Retail Bank net income of US$806 million increased US$191 million, or 31%, primarily reflecting higher revenue, lower PCL, and lower non-interest expenses.

U.S. Retail Bank revenue is derived from the personal and business banking and wealth management businesses. Revenue for the quarter was US$2,201 million, an increase of US$115 million, or 6%, compared with the first quarter last year. Net interest income of US$1,671 million, was up US$92 million, largely driven by the benefit of higher business and personal deposit volumes and margins combined with increased earnings on the investment portfolio, partially offset by lower loan margins and decreased sweep deposit balances. Net interest margin of 2.21%, was down 3 bps, as the impact of negative balance sheet mix was partially offset by deposit margin expansion and increased earnings on the investment portfolio. Non-interest income increased US$23 million, or 5%, compared with the first quarter last year, primarily reflecting fee income growth from increased customer activity, partially offset by lower gains on the sale of mortgage loans.

Average loan volumes decreased US$10 billion, or 6%, compared with the first quarter last year. Personal loans were flat while business loans decreased 11%, as PPP loan forgiveness accounted for about 56% of the decline in business loans with paydowns of commercial loans driving the remaining decline. Average deposit volumes increased US$20 billion, or 5%, reflecting a 15% increase in personal deposits and a 12% increase in business deposits, partially offset by a 6% decrease in sweep deposits.

AUA were US$32 billion as at January 31, 2022, an increase of US$6 billion, or 23%, compared with the first quarter last year, reflecting net asset growth. AUM were US$40 billion as at January 31, 2022, a decrease of US$3 billion, or 7%, compared with the first quarter last year, reflecting net asset outflows, partially offset by market appreciation.

PCL for the quarter was US$17 million, a decrease of US$86 million compared with the first quarter last year. PCL – impaired was US$99 million, a decrease of US$48 million, or 33%, largely related to improved credit conditions. PCL – performing was a recovery of US$82 million, compared with a recovery of US$44 million in the prior year, reflecting improved credit conditions, including a more favourable economic outlook. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.04%, a decrease of 21 bps, compared with the first quarter last year.

Non-interest expenses for the quarter were US$1,261 million, a decrease of US$52 million, or 4%, compared with the first quarter last year, primarily reflecting prior year store optimization costs of US$76 million and productivity savings in the current year, partially offset by higher employee related expenses and investments in the business.

The efficiency ratio for the quarter was 57.3%, compared with 62.9%, in the first quarter last year.

TD BANK GROUP • FIRST QUARTER 2022 • EARNINGS NEWS RELEASE	Page 8

Quarterly comparison – Q1 2022 vs. Q4 2021

U.S. Retail net income of $1,272 million (US$1,006 million) decreased $102 million (US$86 million), or 7% (8% in U.S. dollars). The annualized ROE for the quarter was 12.6%, compared with 14.5% in the prior quarter.

The contribution from Schwab of US$200 million increased US$5 million, or 3%, primarily reflecting higher net interest revenue, partially offset by higher operating expenses.

U.S. Retail Bank net income of US$806 million decreased US$91 million, or 10%, compared with the prior quarter, primarily reflecting higher PCL.

Revenue for the quarter decreased US$11 million, relatively flat, compared with the prior quarter. Net interest income of US$1,671 million, and net interest margin of 2.21%, were relatively flat as the impact of lower accelerated fee amortization from PPP forgiveness was offset by deposit margin expansion and increased earnings on the investment portfolio. Non-interest income decreased US$9 million, or 2%, primarily reflecting a lower valuation on certain investments, partially offset by higher fee income growth from increased customer activity.

Average loan volumes decreased US$1 billion, or 1%, compared with the prior quarter. Personal loans increased 2%, primarily reflecting growth in residential mortgage and credit card balances. Business loans decreased 3%, the majority related to PPP loan forgiveness. Average deposit volumes increased US$9 billion, or 2%, compared with the prior quarter reflecting a 3% increase in personal deposits, a 2% increase in business deposits, and a 2% increase in sweep deposits.

AUA were US$32 billion as at January 31, 2022, an increase of US$2 billion, or 7%, compared with the prior quarter, reflecting net asset growth. AUM were US$40 billion as at January 31, 2022, a decrease of US$1 billion, or 2%, reflecting net asset outflows, partially offset by market appreciation.

PCL was US$17 million compared with a recovery of US$62 million in the prior quarter. PCL – impaired increased US$46 million, or 87%. While still significantly below historical levels, the increase reflects early signs of normalization of credit performance, including seasonal trends in the credit card and auto portfolios. PCL – performing was a recovery of US$82 million, compared with a recovery of US$115 million in the prior quarter. The current quarter performing release reflects a more favourable economic outlook. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.04%, higher by 19 bps.

Non-interest expenses for the quarter were US$1,261 million, a decrease of US$27 million, or 2%, primarily reflecting timing of project expenses and higher incentive compensation costs in the prior quarter.

The efficiency ratio for the quarter was 57.3%, compared with 58.2% in the prior quarter.

TABLE 9:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended
	January 31 2022	October 31 2021	January 31 2021
Net interest income (TEB)	$709	$689	$661

Non-interest income	637	461	649
Total revenue	1,346	1,150	1,310
Provision for (recovery of) credit losses – impaired	(4)	(14)	10

Provision for (recovery of) credit losses – performing	(1)	(63)	10
Total provision for (recovery of) credit losses	(5)	(77)	20
Non-interest expenses	764	658	711

Provision for (recovery of) income taxes (TEB)	153	149	142
Net income	$434	$420	$437

Selected volumes and ratios
Trading-related revenue (TEB)[1]	$726	$510	$744
Average gross lending portfolio (billions of Canadian dollars)[2]	59.2	58.1	58.7
Return on common equity[3]	16.2%	18.6%	21.3%

Efficiency ratio	56.8	57.2	54.3

Average number of full-time equivalent staff	4,932	4,910	4,678

[1]

Includes net interest income TEB of $525 million (October 2021 – $514 million, January 2021 – $504 million), and trading income (loss) of $201 million (October 2021 – $(4) million, January 2021 – $240 million). Trading-related revenue (TEB) is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document and the Glossary in the first quarter of 2022 MD&A, which is incorporated by reference, for additional information about this metric.

[2]	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
[3]	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective the first quarter of fiscal 2022 compared with 9% in the prior year.

Quarterly comparison – Q1 2022 vs. Q1 2021

Wholesale Banking net income for the quarter was $434 million, a decrease of $3 million, or 1%, compared with the first quarter last year, reflecting higher revenue and lower PCL, offset by higher non-interest expenses.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $1,346 million, an increase of $36 million, or 3%, compared with the first quarter last year, primarily reflecting higher loan fees and prime services revenue.

PCL for the quarter was a recovery of $5 million, lower by $25 million compared with the first quarter last year. PCL – impaired was a recovery of $4 million, lower by $14 million. PCL – performing was a recovery of $1 million, lower by $11 million.

Non-interest expenses were $764 million, an increase of $53 million, or 7%, compared with the first quarter last year, primarily reflecting higher employee-related costs from continued investment in Wholesale Banking’s U.S. dollar strategy, including the investments in TD Securities Automated Trading.

Quarterly comparison – Q1 2022 vs. Q4 2021

Wholesale Banking net income for the quarter was $434 million, an increase of $14 million, or 3%, compared with the prior quarter, reflecting higher revenue, partially offset by higher non-interest expenses and a lower PCL recovery.

Revenue for the quarter increased $196 million, or 17%, primarily reflecting higher trading-related revenue, partially offset by lower advisory fees.

PCL for the quarter was a recovery of $5 million, compared with a recovery of $77 million in the prior quarter. PCL – impaired was a recovery of $4 million. PCL – performing was a recovery of $1 million, compared with a recovery of $63 million in the prior quarter.

Non-interest expenses for the quarter increased $106 million, or 16%, primarily reflecting higher variable compensation.

TD BANK GROUP • FIRST QUARTER 2022 • EARNINGS NEWS RELEASE	Page 9

TABLE 10:  CORPORATE

(millions of Canadian dollars)	For the three months ended
	January 31 2022	October 31 2021	January 31 2021
Net income (loss) – reported	$(227)	$(150)	$(197)
Adjustments for items of note
Amortization of acquired intangibles before income taxes	67	74	74
Acquisition and integration charges related to the Schwab transaction	50	22	38

Less: impact of income taxes	17	11	9
Net income (loss) – adjusted[1]	$(127)	$(65)	$(94)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses[2]	$(168)	$(202)	$(182)

Other	41	137	88
Net income (loss) – adjusted[1]	$(127)	$(65)	$(94)

Selected volumes

Average number of full-time equivalent staff	18,017	17,772	17,720

[1]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
[2]	For additional information about this metric, refer to the Glossary in the first quarter of 2022 MD&A, which is incorporated by reference.

Quarterly comparison – Q1 2022 vs. Q1 2021

Corporate segment’s reported net loss for the quarter was $227 million, compared with a reported net loss of $197 million in the first quarter last year. The year-over-year increase reflects a lower contribution from other items, partially offset by lower net corporate expenses. The decrease in other items primarily reflects lower revenue from treasury and balance sheet management activities this quarter. Net corporate expenses decreased $14 million compared to the same quarter last year. The adjusted net loss for the quarter was $127 million, compared with an adjusted net loss of $94 million in the first quarter last year.

Quarterly comparison – Q1 2022 vs. Q4 2021

Corporate segment’s reported net loss for the quarter was $227 million, compared with a reported net loss of $150 million in the prior quarter. The quarter-over-quarter increase reflects a lower contribution from other items, partially offset by lower net corporate expenses. The decrease in other items primarily reflects lower revenue from treasury and balance sheet management activities this quarter. Net corporate expenses decreased $34 million compared to the prior quarter. The adjusted net loss for the quarter was $127 million, compared with an adjusted net loss of $65 million in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2022 • EARNINGS NEWS RELEASE	Page 10

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

TSX Trust Company

P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or www.tsxtrust.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare Trust Company, N.A.

P.O. Box 505000

Louisville, KY 40233, or

Computershare Trust Company, N.A.

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Normal Course Issuer Bid

On January 7, 2022, the Bank announced that the Toronto Stock Exchange and OSFI had approved the Bank’s Normal Course Issuer Bid (NCIB) to repurchase for cancellation up to 50 million of the Bank’s common shares. Pursuant to the Notice of Intention filed with the TSX, the NCIB ends on January 10, 2023, such earlier date as the Bank may determine, or such earlier date as the Bank may complete its purchases. A copy of the Notice may be obtained without charge by contacting TD Shareholder Relations by phone at 416-944-6367 or 1-866-756-8936 or by e-mail at tdshinfo@td.com.

Access to Quarterly Results Materials

Interested investors, the media and others may view the first quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on March 3, 2022. The call will be audio webcast live through TD’s website at 1:30 p.m. ET. The call will feature presentations by TD executives on the Bank’s financial results for first quarter and discussions of related disclosures, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor on March 3, 2022 in advance of the call. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor. Replay of the teleconference will be available from 5:00 p.m. ET on March 3, 2022, until 11:59 p.m. ET on March 18, 2022 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 7300743#.

Annual Meeting

Thursday, April 14, 2022

Toronto, Ontario

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the fifth largest bank in North America by assets and serves more than 26 million customers in three key businesses operating in a number of locations in financial centers around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 15 million active online and mobile customers. TD had CDN$1.8 trillion in assets on January 31, 2022. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information contact:

Brooke Hales, Vice President, Investor Relations, 416-307-8647, Brooke.hales@td.com

Natasha Ferrari, Manager, Media Relations, 416-400-9098, Natasha.ferrari@td.com

TD BANK GROUP • FIRST QUARTER 2022 • EARNINGS NEWS RELEASE	Page 11